                         UNITED STATES                 -------------------------
              SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                    WASHINGTON, D.C. 20549             -------------------------
                                                       OMB Number:     3235-0145
                         SCHEDULE 13D                  Expires: October 31, 2002
                                                       Estimated average burden
           UNDER THE SECURITIES EXCHANGE ACT OF 1934   hours per response..14.90
                      (AMENDMENT NO. __)*              -------------------------


                            THE KEITH COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   487539 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   ARAM KEITH, 2955 RED HILL AVENUE, COSTA MESA, CA 92626. TEL: (714) 668-7001
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.     487539 10 8                                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ARAM H. KEITH AND MARGIE R. KEITH REVOCABLE TRUST DATED
          OCTOBER 23, 1989.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          THE ARAM H. KEITH AND MARGIE R. KEITH REVOCABLE TRUST DATED OCTOBER 23, 1989 IS A TRUST ESTABLISHED UNDER THE LAWS OF THE STATE OF CALIFORNIA AND ARAM H. KEITH AND MARGIE R. KEITH ARE BOTH CITIZENS OF THE UNITED STATES.
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          1,329,317 SHARES

                  --------------------------------------------------------------
   NUMBER OF        8     SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH           9     SOLE DISPOSITIVE POWER
  REPORTING               1,329,317 SHARES
    WITH
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,329,317 SHARES

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.2% (1)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO

--------------------------------------------------------------------------------

(1) Calculated based upon 7,309,684 shares outstanding as of January 31, 2002.

ITEM 1.  SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock of The Keith Companies, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

         The Keith Companies, Inc.
         2955 Red Hill Avenue
         Costa Mesa, CA  92626

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed on behalf of the Aram H. Keith and Margie R. Keith Revocable Trust dated October 23, 1989 (the "Reporting Person").

         (b) The address of the Reporting Person is:

             The Keith Companies, Inc.
             2955 Red Hill Avenue
             Costa Mesa, CA 92626

         (c) The Reporting Person is a family trust.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds of the Reporting Person were used to acquire the Reporting Person's current holdings of shares of common stock of the Issuer in various transactions. The Reporting Person has not used borrowed funds to acquire the subject securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person filed a Schedule 13G on February 11, 2000 and since that date has engaged in various transactions involving the purchase, sale and gifting of certain shares of the Issuer. All of these transactions were conducted for investment purposes and not for the purpose of gaining control of the Issuer.

         The Reporting Person does not have plans or proposals that relate to
(i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer,
(v) any other material change in the Issuer's business or corporate structure,
(vi) any changes in the Issuer's charter, bylaws or instruments or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes to the operation, management, structure or financial condition of the Issuer. The Trust intends to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of personal investment.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 1,329,317 shares of common stock of the Issuer, which equals approximately 18.2% of the total 7,309,684 outstanding shares of common stock of the Issuer as of January 31, 2002.

         (b) The Reporting Person has sole voting and dispositive power as to the 1,329,317 shares. Aram H. Keith and his spouse, Margie R. Keith, are co-trustees of the Reporting Person.

         (c) The Reporting Person has only engaged in a single transaction in the Issuer's common stock during the past 60 days (which transaction is listed below), but has engaged in a number of transactions in the Issuer's common stock since that date it filed its Schedule 13G (February 11, 2000) all of which are listed below:

Trade Date                   # of Shares Purchased        Price Per Share ($)
----------                   ---------------------        -------------------
03/21/00                     2,000                        $4.125
05/09/00                     1,500                        $4.625
05/12/00                     1,500                        $4.625
05/15/00                     500                          $4.875
06/07/00                     1,000                        $4.8125
08/10/01                     500                          $14.55
08/10/01                     1,000                        $14.50
08/10/01                     3,500                        $14.60

Trade Date           # of Shares Sold         Price Per Share ($)
----------           ----------------         -------------------
01/05/00             10,000                   shares were gifted
05/01/00             10,000                   shares were gifted
12/18/00             18,000                   shares were gifted
02/01/01             10,000                   shares were gifted
05/01/01             150,000                  $16
05/25/01             110,000                  $16
06/18/01             3,000                    shares were gifted
06/19/01             3,703                    $2.70 pursuant to a call option
12/13/01             5,000                    shares were gifted


         All of the transactions described above were effected through a registered broker-dealer in Los Angeles, California.

         (d) Aram H. Keith and Margie R. Keith are co-trustees and beneficiaries of the Reporting Person and have the right to direct the proceeds from the shares of the Issuer's common stock owned by the Reporting Person.

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is currently not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 8, 2002                    ARAM H. KEITH AND MARGIE R. KEITH
                                    REVOCABLE TRUST DATED OCTOBER 23, 1989


                                    By:  /s/ ARAM H. KEITH
                                         ---------------------------------------
                                         Aram H. Keith, Trustee


                                    By:  /s/ MARGIE R. KEITH
                                         ---------------------------------------
                                         Margie R. Keith, Trustee


                                    /s/ ARAM H. KEITH
                                    --------------------------------------------
                                    Aram H. Keith


                                    /s/ MARGIE R. KEITH
                                    --------------------------------------------
                                    Margie R. Keith